

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Via E-mail
Josef H. von Rickenbach
Chairman of the Board and Chief Executive Officer
PAREXEL International Corporation
195 West Street
Waltham, MA 02451

> **Re:**   **PAREXEL International Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 27, 2012**
> **Form 8-K Dated October 30, 2013**
> **Filed October 31, 2012**
> **File No. 000-21244**

Dear Mr. von Rickenbach:

We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K filed August 27, 2012
Notes to Consolidated Financial Statements
Note 13. Income Taxes, page 53

1. You state it is not "practical" to determine the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Please provide us proposed disclosure to be included in future periodic reports to comply with ASC 740-30-50-2.c. which requires disclosure of the amount of unrecognized deferred tax liability, if practicable, or a statement that determination is not practicable.

Form 8-K filed October 31, 2012
Exhibit 99.1
Consolidated Condensed Statement of Operations

2.  In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

      Sincerely,

     /s/ Jim B. Rosenberg

      Jim B. Rosenberg
      Senior Assistant Chief Accountant